Stradling Yocca Carlson & Rauth
Robert E. Rich direct dial: (949) 725-4156 rrich@sycr.com	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000
SAN DIEGO (858) 926-3000
SAN FRANCISCO (415) 283-2240
SANTA BARBARA (805) 730-6800
SANTA MONICA (424) 214-7000
SACRAMENTO (916) 449-2350

June 1, 2012

VIA EDGAR

Perry J. Hindin
Special Counsel, Office of Mergers and Acquisitions
Brandon Hill, Attorney-Adviser,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualstar Corporation (File No. 000-30083)
Preliminary Proxy Statement on Schedule 14A
Filed May 21, 2012

Ladies and Gentlemen:

On behalf of Qualstar Corporation (“Qualstar” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2012, with respect to the preliminary proxy statement referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

General

1.             Please revise to state that the proxy statement and form of proxy are “preliminary copies.”  Refer to Rule 14a-6(e)(1).

As requested, the Company has revised the proxy statement and form of proxy to state that they are “preliminary copies.”

2.             Please furnish the information required by Items 7 and 8 of Schedule 14A.

As requested, and pursuant to our telephone discussion on May 30, 2012, we have included, in Appendix III to the Revised Proxy Statement, the information required by Items 7 and 8 of Schedule 14A from the definitive proxy statement filed with the Commission on February 13, 2012.  We also have included a reference to Appendix III within the body of the Revised Proxy Statement.

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

3.             Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Further, refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•
The statement that divesting Qualstar’s tape business and distributing its cash “would, for all practical purposes, leave Qualstar without the financial or managerial resources need to grow and increase the value of its business for the benefit of all our shareholders.”

•
“…the stated intention of Bronson/BKF to distribute Qualstar’s cash sounds to us more like campaign rhetoric than a realistic plan for Qualstar, because it ignores the fact that without cash it will not be possible to grow Qualstar’s power supply business or enhance shareholder value.”

As requested, the Company has revised the disclosures (quoted in the first bulleted paragraph above) on the cover page and has added a more detailed discussion on page 3 of the Revised Proxy Statement setting forth the bases for our beliefs, which we respectfully submit are reasonable and self-evident.  Additionally, set forth below is supplemental information regarding the adverse effects that a large distribution of Qualstar’s cash resources would have on the Company.

We also have deleted the disclosure quoted in the second bulleted paragraph above from the Revised Proxy Statement.

Supplemental Information.

We believe that cash and marketable securities on the balance sheet are a good indicator that a product supplier, like Qualstar, has the financial resources to be able to meet the needs of customers for new and improved products and high levels of service despite difficult economic circumstances and uncertainties.  Therefore, although distributing cash as a dividend may be perceived as a benefit to shareholders, it will, over the intermediate and longer term, adversely affect the willingness of Qualstar’s customers to continue purchasing our products and make it more difficult for Qualstar to compete with other tape library suppliers for sales.

We also believe that management resources are subject to exactly the same issues as good managers become difficult to recruit or retain by a company that appears to lack the financial resources to grow its business and achieve sustainable profitability that will enable key management employees to be rewarded for their efforts.  In short, key management employees will not stay very long if they are unable, despite their best efforts, to achieve the kind of operating results for the company which, but for circumstances outside of their control, such as a lack of sufficient financial resources, would otherwise be achievable by them.

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

In addition, tape libraries are frequently in service for ten to fifteen years and represent a considerable capital expenditure for most end-user customers.  Prior to purchasing a tape library system, customers typically perform some due diligence and investigations as to the financial resources of the tape library manufacturer and its future prospects to gain confidence that the supplier will be in business and able to provide support and spare parts well into the future.

Notice of Special Meeting, page 2

4.             Please supplement the disclosure in the body of the proxy statement to include language similar to that found in Proposal 3 of the proxy card regarding shareholders’ inability to use this card to cast a vote with respect to the proposal to elect BKF’s nominees.

In response to this comment, the Company has added the requested disclosure on page 5 of the Revised Proxy Statement.

Reasons our Board of Directors…, page 3

5.             We note the statements throughout your proxy statement that Mr. Bronson and BKF intend to distribute a majority of Qualstar’s cash.  Please provide support for this belief.  We note that in the letter to Qualstar’s board, dated February 15, 2012, BKF asked Qualstar’s board of directors to consider distributing “excess cash from the sale of marketable securities” to shareholders, not cash.  We note that in its Quarterly Report on Form 10-Q for the period ended March 31, 2012, Qualstar reported that it had $3.7 million of cash and cash equivalents and $7.9 million of short-term marketable securities.  Please clarify whether your belief is that BKF believes that the board of directors should consider distributing your cash and cash equivalents in addition to cash from the sale of marketable securities.  In addition, please disclose whether you believe that your available cash and cash equivalents are sufficient to fund expansion of your power supply business.

As also discussed in our response to comment 11 below, subsequent to receipt of BKF’s April 30, 2012 letter requesting the special meeting, representatives of Qualstar had conversations with representatives of BKF concerning the special meeting.  During a meeting which took place on or about May 3, 2012, between William J. Gervais, Qualstar’s CEO and owner of 27% of Qualstar’s outstanding shares, and Greg Heller, Senior Vice President of BKF, Mr. Heller asked Mr. Gervais to vote his shares in favor of BKF’s proposals, and stated that BKF wanted Mr. Gervais to be on Qualstar’s Board, presumably as one of BKF’s nominees.  Mr. Heller also said that he and Steven Bronson believed that Qualstar should make a cash distribution to its shareholders of 80% or more of Qualstar’s cash and marketable securities which, as of March 31, 2012, totaled approximately $21.6 million.

As discussed in our response to Comment 3 above, Qualstar’s directors and officers believe that, if Qualstar were to make a one time distribution of, or even a series of periodic distributions over a relatively short period of time, such as 12 months totaling, more than 50% of its cash and marketable securities, it would make Qualstar vulnerable to adverse changes in market and economic conditions, make it more difficult for Qualstar to grow its business and remain competitive and threaten Qualstar’s business relationships with its long-time customers.

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

6.             We note your disclosure that you believe that it would be a mistake to divest your tape library business and that you believe market demand will “continue for many years and may increase.”  Balance your discussion of your beliefs regarding the prospects of your tape library business with a brief discussion of that segments performance over the past several years, including a discussion of revenue and net income trends.

In response to the Staff’s comment, the Company has added the following disclosure at page 4 of the Revised Proxy Statement:

“Information Regarding Qualstar’s Tape Library Business

“Qualstar’s revenue from its tape library business declined from $12.3 million in the fiscal year ended June 30, 2009 to $9.9 million in the fiscal year ended June 30, 2011, by approximately 10.1% per year.  During this period, our tape library business incurred a loss before taxes of $2.6 million in fiscal 2009; however, Qualstar succeeded in reducing the loss before taxes by nearly 38% to $1.6 million in fiscal 2011.

“During this three-year period, Qualstar’s tape library product lines were undergoing transition on several different fronts simultaneously.  The 17 year old TLS family of tape libraries reached end-of-life manufacturing and sales cycles, the 12 year old RLS rack mountable product line was being replaced by our newer RLS 8350 and 8500 Series of products, and our enterprise class XLS family of tape libraries was downsizing as a result of the availability from our suppliers of the new LTO-5 format of tape drives, which have twice the data capacity compared to the previous LTO-4 format tape drives.  Additionally, during this period, the Company’s sales initiatives in new regions were just beginning to have a positive effect on revenues.”

“We believe the prospects for the tape library market are favorable, driven by the many new data retention requirements resulting from new laws and regulations being put into place around the world.  Just within the United States, for example, recently and newly enacted legislation, such as HIPAA and Sarbanes-Oxley, and E-Discovery requirements in federal and state courts, plus proposed legislation such as the Protecting Children from Internet Pornographers Act of 2011, are or will be imposing additional data retention burdens on government agencies and private businesses.  Moreover, with the addition of our new tape library products, we will be more competitive, in relation to other tape library manufacturers, which we believe will enable us to capture a greater share of the tape library market and, thereby, increase our sales.”

7.             We note your disclosure that you believe that it would be a mistake to divest your tape library business and that you believe market demand will “continue for many years and may increase.”  Provide support for such statement.  Please include in such response a brief discussion of the tape library segment’s performance over the past several years, including a discussion of revenue and net income trends.

Please see our additional disclosure set forth in the third paragraph of our response to Comment 6 above.  In addition, we are furnishing to the Staff as supplemental information pursuant to Rule 12b-4 under the Exchange Act of 1934 copies of two independent reports on the tape library market which, we believe, support the statement referenced in Comment 7.  These reports will be provided under separate cover and shall not be deemed to be filed with or deemed part of Qualstar’s proxy statement.  In accordance with Rule 12b-4, we request that, after you have reviewed the reports, you either return the reports to the undersigned or destroy them.

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

Questions and Answers, page 4

8.             We note your statement if the first proposal is approved “Bronson and his other nominees will be elected regardless of how you vote…” We also note your statement on page 5 that “the five director nominees receiving the highest number of affirmative votes of the shares present or represented by proxy and entitled to vote will be elected as directors.”  According to Article III, Section 4, of Qualstar’s bylaws “A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting a which a quorum is present…” Please provide us with your analysis regarding the required approval for proposal 3 or revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Proxy Statement.

9.             The first sentence of the last paragraph on page 5 also states that “[P]roposal 2 requires the affirmative vote of (1) the holders of a majority of the shares represented at the special meeting and entitled to vote and (2) shares constituting at least a majority of the required quorum.”  Please advise how the threshold in clause (2) above is substantively different than the threshold in clause (1) given that quorum is a prerequisite to conducting business at the special meeting.  We also note that neither Article II, Section 8 (second paragraph) nor Article III, Section 2 (second sentence, and read in conjunction with Article VI, Section 1) of Qualstar’s bylaws appears to refer to the language in clause (2) above.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Proxy Statement.

How will abstentions and “broker non-votes” be treated?  Page 6

10.           Given our comment 8 above, and to the extent applicable, please revise the last sentence of this paragraph to disclose that abstentions and broker non-votes will, similar to proposals 1 and 2, have the effect of a vote against proposal 3.

As requested by the Staff, the Company has revised the disclosure on page 6 of the Revised Proxy Statement.

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

Background on the Calling of the Special Meeting, page 7

11.           Disclose whether Qualstar has had contact with BKF since BKF submitted its request for a special meeting.

In response to the Staff’s comment, the Company has added the following disclosure at page 7 of the Revised Proxy Statement:

“Subsequent to receipt of BKF’s April 30, 2012 letter requesting the Special Meeting, representatives of Qualstar had conversations with representatives of BKF concerning the Special Meeting, including during a meeting that took place on or about May 3, 2012 between William J. Gervais, Qualstar’s CEO and owner of 27% of Qualstar’s outstanding shares, and Greg Heller, Senior Vice President of BKF.  At that meeting, Mr. Heller asked Mr. Gervais to vote his shares at the Special Meeting in favor of BKF’s proposals, and stated that BKF wanted Mr. Gervais to be on Qualstar’s Board, presumably as one of BKF’s nominees.  Mr. Heller also said that he and Steven Bronson believed that Qualstar should make a cash distribution to its shareholders in an amount equal to approximately 80% or more of Qualstar’s cash and marketable securities which, as of March 31, 2012, totaled approximately $21.6 million.  Mr. Gervais and Mr. Heller also had a phone conversation on or about May 9, 2012, during which they discussed a possible two-week delay in the date of the Special Meeting provided that the parties signed a mutually acceptable standstill agreement.  The parties did not reach any agreement on these matters.”

“On or about May 22, 2012, Greg Heller placed a call to Mr. Gervais in which Mr. Heller stated that he and Mr. Bronson would like to meet with Mr. Gervais regarding the proxy contest.  Mr. Gervais declined the invitation to meet.”

Solicitation of Proxies, page 9

12.           It appears that you intend to solicit proxies via mail, advertisement, telephone, via the internet or in person.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rules 14a-6(b) and (c).  Please confirm your understanding.

In response to the Staff’s comment, the Company respectfully confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

13.           Given that you may solicit proxies via the internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

In response to the Staff’s comment, the Company has added disclosure at page 9 of the Revised Proxy Statement that it does not plan to solicit proxies via internet chat rooms.

In addition, Qualstar hereby acknowledges:

•	Qualstar is responsible for the adequacy and accuracy of the disclosure in the filing;

Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2012

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Qualstar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156 or those copied on this letter at the telephone numbers indicated below.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:	Ben A. Frydman, Stradling Yocca Carlson & Rauth, (949) 725-4150
Daniel S. Kim, Stradling Yocca Carlson & Rauth, (949) 725-4188